

PITCH VIDEO   INVESTOR PANEL

SEN-JAM PHARMACEUTICAL

Impacting billions by elegantly modulating inflammation at the source, preserving health span

sen-jam.com   Huntington, New York   X   in   f   O

Technology   Notable Angel   Female Founder   B2B   Healthcare

Highlights

VC-Backed
Raised $250K or more from a

1. $367B addressable market across multiple common therapeutic applications

2. $730M+ in exits by leadership team from MIT, Harvard, Mayo Clinic & Memorial Sloan Kettering

3. Over 60 global patents granted and pending

4. Portfolio of 11 assets, 4 of which are at or near pivotal Phase 2 clinical trials

5. Partnerships with National Institute of Drug Abuse, People Science & Duke University

6. Biggest advance tackling inflammation since aspirin was invented 125 years ago

7. Backed by corporate venture partner KVK-Tech

8. March Madness Money Play – This Campaign Ends April 7th! ⏳ Don't miss your shot to invest!

Our Team



Jim Iversen Co-Founder, CEO

Serial entrepreneur and innovative disruptor. 5 exits at $80M. Scaled companies from 0-160 employees and to $50M revenue at W&H Systems, Mincron, and AL Systems. Seasoned CEO and global humanitarian. BS Mechanical Engineering.

We are on a mission to revolutionize not just the way we treat pain, but the way the business of pain relief treats humanity. We love the idea: Pharma for the People. Our products treat at the source; preventing symptoms vs. masking them as most therapies do today. And our products are safe & highly affordable. And that's just good for all of us.



Jackie Iversen Co-Founder, Head of Clinical Development

Pharmacist & clinical research expert in pharmacokinetics & pain management. Leading clinical pain educator. Cited in 20+ scientific publications including Pharmacy Times. Memorial Sloan Kettering Fellow. BS Pharmacy, MS Pharmacy, St. John's University.



Thomas Dahl, PhD Head of Product Development and Regulatory Affairs

Pharmaceutical clinical development and regulatory expert. Former biotech/pharmaceutical executive at Synta, ViuRX, Arietis, Greatbrook Biotech. Biochemistry & Biology PhD, John Hopkins University.



Christine Leonard Head of Strategic Communications

Seasoned communications executive. Award-winning experience leading strategic communications for Fortune 500 companies, including agency brand work with AstraZeneca, Teva, Sanofi, & CVS Health & Fidelity Investments, Coca Cola, Disney. BA Philosophy



Neal Zahn Director of Global Licensing

Global business pioneer. Veteran leading pharmaceutical business development and strategic partnerships. Ex-Triova Pharmaceutical, ArdorCor. BS Business Administration.



Alexander Wissner-Gross Advisor

Award-winning computer scientist, entrepreneur, Harvard professor, startup advisor & investor. 28 major distinctions, 23 authored publications, & 24 patents. Triple-major Physics, Electrical Engineering & Mathematics BS, MIT. Physics PhD, Harvard.

Why Sen-Jam?

🧬 Resolving Inflammation. Transforming Pharma. Protecting Healthspan. Remarkable Perks!

Sen-Jam Pharmaceutical is changing the game—developing the biggest advancement in anti-inflammatories since aspirin, with a platform designed to prevent disease, protect vitality, and reshape the $1.48T pharma industry.

Sen-Jam Pharmaceutical is at the forefront of a healthcare revolution, addressing the pervasive impacts of chronic inflammation and metabolic disorders, including obesity and related conditions. Our proprietary PAIR (Pleiotropic Anti-Inflammatory Regulators) Technology offers a groundbreaking approach that works with the body's innate wisdom to modulate inflammation and metabolic dysfunction at their source. By reducing systemic risks without suppressing the immune system, we deliver transformative solutions that enhance vitality, extend health spans, and redefine how the world heals.

💙 Our Commitment: Passionate About Returns, Relentless About Rewarding Investors

At Sen-Jam, we aren't just building the next generation of inflammation therapeutics — we're committed to returning capital and creating wealth for those who believe in us early. As we approach the finish line of this transformational raise, we're offering exclusive incentives to reward our investor community. There's still $800K worth of perks remaining as part of our **Final Countdown Incentive Package** — available only until April 7th.

Sen-Jam Pharmaceutical is revolutionizing how the world treats inflammation, and this is your chance to be part of the movement. Our equity crowdfunding campaign ends **April 7th—right at the Buzzer for March Madness!** To reach our goal, we are asking **2,000 investors to invest $1,000 or more in the next two weeks.** With a 60+-global patent portfolio and multiple lead assets -- including a breakthrough Hangover Prevention Therapeutic embarking on Phase 2 Clinical Trial and Remarkable Upper Respiratory Infection Therapeutic that just completed Phase 2 Clinical Trial, the opportunity is now.

🏁 Final Countdown Incentive Package (Ends April 7th)

✅ $1,000+ — Sen-Jam "Good Karma Pharma People" Hat

✅ $5,000+ — All $1K perks + Tranche 3 Fractional Royalty Right (FRR) Terms

✅ $10,000+ — All $5K perks + **20% FRR Kicker**

✅ $25,000+ — All $10K perks + **10% Bonus Shares + Monthly Call with CEO Jim** for 6 Months + **Cap Table Placement**

✅ $50,000+ — All $25K perks + **12% Bonus Shares + Dinner with Founders** (in-person or virtual)

✅ $100,000+ — All $50K perks + **14% Bonus Shares + VIP Invite to our Licensing Deal Celebration at KVK Tech HQ**

This is a phenomenal moment to make

history as together, we change the course of inflammation, for good.



This could be your **$1K into Pfizer 30 years ago** moment... but way more interesting. Sen-Jam is a rising pharma star on a mission to change the way the world treats inflammation, and importantly -- how the pharmaceutical business treats humanity.

Developed by a visionary pharmacist and research fellow from Memorial Sloan Kettering, Sen-Jam's multi-patented approach to treating inflammation is arguably the biggest pharmacological advancement since aspirin was invented 125 years ago. By repurposing FDA-approved small molecules, we are bringing innovative, proprietary, and potent anti-inflammatory products to market in record time.

🚨 Inflammation Is the Silent Killer Behind Nearly Every Modern Disease

INFLAMMATION IS KILLING US

Inflammation is a growing, deadly, and ever-costly problem that plagues humankind. It's the hidden culprit behind diabetes, cancer, alcohol hangovers, respiratory infections, arthritis, and more.

50% OF ALL DEATHS WORLDWIDE

are due to inflammatory diseases including heart disease, cancer, stroke, obesity, diabetes, respiratory infections, and kidney disease etc.



RESPIRATORY DISEASES NOW THE 3RD LEADING CAUSE OF DEATH

Modern life's air pollution, sedentary habits, climate change, obesity and aging population are fueling the rise of respiratory diseases to become a leading global killer.

1 IN 4 PEOPLE WORLDWIDE SUFFER FROM "META-FLAMMATION"

Obesity and Metabolic Disorders related to low-grade chronic inflammation are *rising as it is predicted that by 2035 half the world's population will be overweight or obese.*

In the US alone, 150M Americans suffer from chronic inflammation. And the cost is high: over the last 4 years, Americans have lost 3 years in life expectancy — far more than comparable countries. COVID-19 and drug overdoses, both conditions that are linked to inflammation, are the biggest contributors to this decline.

UNITED STATES LIFE EXPECTANCY CONTINUES TO LAG

comparable country average

US is 4.1 years shorter than comparable countries

80
78
76
74
72
70
68
66

1950   1960   1970   1980   2000   2010   2020

Despite Spending the Most Globally, the U.S. Healthcare Fails to Translate into Longer Life Expectancy, Falling Behind Peers

Sen-Jam is here to **rewrite the story of inflammatory care**—starting now.



TODAY'S ANTI-INFLAMMATORIES ARE FAILING US

POOR EFFICACY

NEGATIVE SIDE EFFECTS

TOXIC

HIGH COSTS

ONLY ADDRESS SYMPTOMS

FAIL TO STOP DISEASE PROGRESSION

INFLAMMATION IS THE ROOT CAUSE OF DISEASE...NOT A CONSEQUENCE OF IT

Sen-Jam is built on the revolutionary insight of Sen-Jam co-founder and visionary pharmacist, Jackie Iverson Rph MS. After working relentlessly with the Sloan Kettering Memorial Hospital at a Pain Management Fellowship, Jackie realized: **Why are we treating inflammation so late, when we have the means to prevent it in the first place?** And from this powerful insight, the SJP platform was born.

The problem with today's healthcare system is that we are treating inflammation too late. Unchecked inflammation leads to disease progression and ultimately death.



THE BIGGEST ADVANCEMENT
TACKLING INFLAMMATION IN 125 YEARS

GAME-CHANGING ANTI-INFLAMMATORIES

DUAL-MOA THAT TREATS THE SOURCE

❑ Orchestrates multiple pathways at once, not just one

❑ Powerful benefits + exceptional safety = true synergistic effects

❑ Stops inflammation at its source before it spirals out of control

❑ First therapy to resolve inflammation, not just suppress it

Aspirin Invented by Hoffman — 1897

Cortisone/Steroids invented by Hench & Kendall — 1950

Indomethacin Enters the market — 1960

Celebrex Introduced — 1990

OUR PORTFOLIO OF 11 ASSETS IS PROTECTED BY 60+ PATENTS

IN 23 COUNTRIES
TARGETING 8 MASSIVE THERAPEUTIC AREAS:
Alcohol Hangovers
01
Opioid Use Disorder
02
Respiratory Infections
03
Coronaviruses
04
Arthritis
05
Vaccine Side Effects
06
Obesity + NASH
07
Premature Aging
08
INFLAMMATION IS THE ROOT CAUSE OF ALL OF THESE CONDITIONS
sen-jam



SEN-JAM IS THE FIRST TO COMBINE THESE SMALL MOLECULES FOR NOVEL APPLICATIONS

3 ASSETS ARE AT OR NEARING PIVOTAL PHASE 2 CLINICAL TRIALS

While Phase 1 trials are focused on safety and finding the appropriate dose, Phase 2 trials are a pivotal step in ensuring that a drug is effective for its intended use, guiding resource allocation and development strategies in pharmaceutical research.

Three of our assets are at this critical stage, and we've identified key partnerships to help us execute the trials including KVK Tech as our manufacturing partner, People Science as our virtual trials partner, and Duke University as our in-person trials partner.



Discovery
Screening
Preclinical
Phase 1
Phase 2
Phase 3
Clinical & Commercial Partnerships
COVID-19
SJP-002C SARS-CoV-2-Mild to Moderate infection - Oral
Rx
DUKE NUS
Duke University School of Medicine
KVK TECH
Alcohol Hangover
SJP-001 Alcohol Hangover Prevention - Oral
OTC
KVK TECH
Opioid Use Disorder
SJP-005 Opioid Withdrawal - Oral
Rx
PeopleScience
Other 9 Pipeline

Let's take a closer look at these three lead assets and the positive impact they can have on human health:

#1 Food and Alcohol Overinduglence

Overindulgence sparks inflammation that leads to hangovers, fatigue, and metabolic strain. SJP-001 is a preemptive therapeutic that calms the body's response before symptoms hit—supporting recovery, energy, and long-term vitality.

#2 Upper Respiratory Infections, Including COVID

Most damage from viruses like COVID-19 comes from the body's overactive inflammatory response. SJP-002C safely modulates that response—reducing symptoms, shortening illness, and supporting faster recovery without immune suppression.

#3 Opioid withdrawal

Opioid withdrawal triggers intense inflammation, making recovery unbearably painful. SJP-005 targets that inflammation at the source—easing symptoms and empowering more people to break free and stay free from addiction. We are developing a first-of-it-kind non-opioid therapeutic to support opioid withdrawal by regulating the inflammation it causes in the body.



patients for any eventual clinical study and presenting your study
Physicians research network for possible large scale clinical trial.
Sincerely,
Paul D. Williams, D.O.
symptoms."
sen-jam

WE PREVENT DISEASE FORMATION BY TREATING INFLAMMATION AT THE SOURCE

The common thread across Sen-Jam's portfolio is that we treat inflammation at the source, thereby preventing or stopping disease progression. The impact this can have on the 1B+ people who are suffering or will suffer from inflammatory conditions is truly staggering.

Our approach is based on a mechanism of action (MOA) that prevents acute inflammation from becoming chronic by modulating four key cytokines. "Cytokine storms" came to the mainstream during the COVID-19 pandemic, this is exactly what Sen-Jam's platform is preventing. In essence, our therapeutics are the first to reduce the rate at which mast cells – human immune system cells – release proteins that cause inflammation.

THE POWERFUL ROLE OUR PLATFORM PLAYS IN HEALTHSPAN

Three types of inflammation: acute, chronic and low-grade chronic



ACUTE
Alcohol + Food + Toxins
IL-6
IL-1
TNF-α
CRP
ROS
Food ➡ Obesity, T2D, CV, MASLD
Alcohol ➡ ALD, AUD
CHRONIC
IL-6
IL-1
TNF-α
CRP
NF-κB
ROS
SJP-002C
LOW-GRADE CHRONIC
IL-6
IL-1
TNF-α
NF-κB
ROS
M2 ➡ M1
Cancer, Aging, Autoimmune Disease and Epigenetics
SJP-Low Dose
INFLAMMATION
LIFESPAN
SJP-001, SJP-002C, SJP-002, SJP-005, SJP-100

THE INTERNATIONAL RESEARCH COMMUNITY IS VALIDATING OUR APPROACH

Countless articles in the scientific community as well as mainstream healthcare articles are now pointing to the value of understanding inflammation is the root of tissue damage and disease. In addition, we've published 9 papers in the following scientific journals:

- **A Comparison of the Antinociceptive Properties of SJP-005 Morphine in Rats**

- **Preparedness: The Potential Advantage of Medicines That Prevent Acute Side Effects of Vaccinations, SARS-Co-V-2 as an Example**

- **Efficacy of Naproxen/Fexofenadine (SJP-003) in the Prevention of Side Effects of Influenza Vaccination: Four Case Studies**

- **Signatures of mast cell activation are associated with severe COVID-19 Ashley St John**

- **In Vitro Assessment of the Antiviral Activity of Ketotifen, Indomethacin and Naproxen, Alone and in Combination, against SARS-Co-V-2 Iversen**

- **Functional observation after morphine withdrawal: effects of SJP-005**

- **The Effects of SJP-001 on Alcohol Hangover Severity: A Pilot Study**

- **The Efficacy of the Combination of Naproxen and Fexofenadine**

[(SJP-003) to Prevent or Reduce side effects on Multiple Travel Vaccines: A Case Report]

- [The efficacy of a combination of naproxen and fexofenadine (SJP – 002) to inhibit the symptoms that are associated with viral upper respiratory tract infection: Four case reports of individuals with common cold]

BUILT BY SERIAL ENTREPRENEURS, PHARMACISTS, AND PHDS FROM THE WORLD'S TOP RESEARCH & MEDICAL INSTITUTIONS

THE GOOD KARMA PHARMA PEOPLE
JACKIE IVERSEN, RPH MS
Co-Founder, Chief Clinical Officer
Visionary Pharmacist
JIM IVERSEN
Co-Founder, CEO
Business Transformer
TOM DAHL, PHD
Head of Regulatory Affairs
Regulatory Expert
NEAL ZAHN
Director of Global Licensing
Global Operator
CHRISTINE LEONARD
Director of Communications
Corporate Strategist
ALEXANDER GROSS, PHD
Advisor
Futurist, Physicist, Advisor
JORIS VERSTER, PHD
Scientific Advisory Board
International Clinical Expert
FRANCIS FARRAYE, MD, MSC
Scientific Advisory Board
Physician + GI Thought Leader
ANDREW SCHOLEY, PHD
Scientific Advisory Board
Brain and Mental Health Expert
GARY ZAMMIT, PHD
Scientific Advisory Board
Expert Drug Developer



































Johns Hopkins University | Massachusetts Institute of Technology | Harvard University | Memorial Sloan Kettering Cancer Center | Cornell University | Boston Medical Center | Mayo Clinic

We are passionate innovators, disrupting the status quo and striving to improve the lives of 1B+ people. Our team of scientific advisors have decades of experience at world-renowned institutions such as the Mayo Clinic, Boston Medical Clinic, Harvard School of Public Health, and

Cornell University. They are published Ivy League doctors who are solving the world's toughest health challenges. We believe in our platform and the opportunity to have a massive impact to change the world for good, which is why we affectionately refer to ourselves as "the Good Karma Pharma People."

We are raising capital to execute Phase 2 clinical trials for our three lead assets, as well as to prove to our potential partners and institutional investors that our platform is something consumers want.

Sen-Jam is creating a new category in the [$1.48T pharmaceutical industry] by focusing on preventing disease caused by inflammation, instead of treatment. The current global market for anti-inflammatory drugs, [valued at $111B and growing at a CAGR of 9.3%], only includes solutions that treat symptoms. We estimate we can capture a larger **$367B opportunity** across the myriad of conditions that have inflammation as the root cause.


SEN-JAM'S MISSION IS TO MAKE OUR REVOLUTIONARY ANTI-INFLAMMATORIES ACCESSIBLE TO ALL
CAPTURING A MASSIVE $367B GLOBAL MARKET OPPORTUNITY
$367B
$3.3B
Overindulgence of Food & Alcohol Inflammation
$72.8B
Protection against premature aging
$150B
Obesity, NASH and Metabolic Disorders
$2.8B
Opioid Use Disorder
$62B
Arthritis
$5B
Vaccine Administration Side Effects
$26B
Coronaviruses and URI Rx
$44.8B
Respiratory Infections OTC

[Source], [Source], [Source], [Source], [Source], [Source] [Source]

ON TRACK TO $260M IN REVENUE BY 2028 VIA LICENSING & SALES OF ASSETS



Note: License Revenue based on Upfront. Milestone, and Royalty payments in countries where IP has been field.
Royalty payments begin based on 12%
NOTE: Forward looking projections cannot be guaranteed

We earn revenue by licensing our intellectual property. The 11 assets in our platform, which are protected by 60 patents, can be licensed individually. Our entire platform can also be licensed or acquired at Phase 2 trials. Licenses typically include an upfront payment in addition to milestone payments and royalty payments.

Major pharmaceutical manufacturers constantly seek out platforms or licensable assets to leverage existing R&D and intellectual property. Our platform is particularly compelling because we've derisked a lot of the regulatory hurdles since we are repurposing small molecules that are already in use today. With the right partners, we can access major distribution channels and get our products to market faster, providing a return to both humanity and our investors.



JOIN US IN CHANGING THE PARADIGM OF HEALTH

If you share our conviction that we can change the world by fighting inflammation and want to join us in building pharma *for* the people, we sincerely hope you will invest in Sen-Jam.

Once we modulate inflammation at the source, Sen-Jam will have proven our power to prevent disease progression and, by extension, increase healthspan vitality.

Just imagine what a few more years of living with vitality will bring to your life, to your loved ones, and to billions of people all over the world who can benefit from Sen-Jam's transformative approach to health. Watch the video below to learn more about our vision.

Join the health revolution! We're changing the way the world treats inflammation and the way the pharma industry treats humanity. Invest today.

Click here to view our investor deck